WELLSTONE FILTER SCIENCES, INC.

300 Market Street, Suite 130-13

Chapel Hill, North Carolina    27516

March 18, 2010

Linda Cvrkel

Branch Chief

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Re:

Wellstone Filters, Inc.  - File No. 000-28161

Dear Ms. Cvrkel:

On behalf of Wellstone Filter Sciences, Inc. (the "Company"), I respond to your letter of February 23, 2010. The Company has filed the requested amendment to the September 30, 2009 10-Q.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Very truly yours,

/s/ Learned J. Hand, President